FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of the Notice of the 136th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: June 3, 2005	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

(Translation)

Hitachi, Ltd.

6-6, Marunouchi 1-chome

Chiyoda-ku, Tokyo

June 1, 2005

Notice of the 136th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 136th Ordinary General Meeting of Shareholders of Hitachi, Ltd. (the “Company”) to be held as follows:

1. Date	Friday, June 24, 2005 at 10:00 a.m.

2. Location	Higashi-Ochanomizu Building

29, Kanda-Awajicho 2-chome, Chiyoda-ku, Tokyo

3. Agenda

Reporting Matters

(1)	Report on the Business Report, the Statement of Operations and the Appropriation of Retained Earnings for the 136th Business Term (from April 1, 2004 to March 31, 2005) and the Balance Sheet as of March 31, 2005

(2)	Report on the Consolidated Balance Sheet as of March 31, 2005, the Consolidated Statement of Operations for the 136th Business Term (from April 1, 2004 to March 31, 2005), and the results of the audit on the Consolidated Financial Statements by the Accounting Auditors and the Audit Committee

Matters to Be Resolved

Item No. 1	Amendment to the Articles of Incorporation

Item No. 2	Election of 14 Directors due to expiration of the term of office of all Directors

Item No. 3	Issuance of stock acquisition rights for the purpose of granting stock options

Very truly yours,

Etsuhiko Shoyama
President and Chief Executive Officer

The Business Report, the Balance Sheet, the Statement of Operations, the Appropriation of Retained Earnings, the Transcripts of Audit Reports, the Consolidated Balance Sheet and the Consolidated Statement of Operations to be provided along with the Notice of the General Meeting of Shareholders, reference information regarding exercise of right to vote on resolutions and the substance of agenda Items No. 1 and 3 are included in the following pages. The Transcripts of Audit Reports on the Consolidated Financial Statements are also included in the following pages.

Total number of voting rights	3,293,616 (As of March 31, 2005)

Matters to Be Resolved

    Item No. 1 Amendment to the Articles of Incorporation

It is hereby proposed that the provision of the public notices be amended to introduce electronic public notices pursuant to the “Law to Amend Part of the Commercial Code, etc. for introducing Electronic Public Notice Systems” (2004 Law No. 87), which permits companies to post public notices on their respective web sites. It is also proposed that the Board of Directors elect a Board member to convene and preside over meetings of the Board of Directors, instead of electing one Director as a Chairman of the Board, and that a corporate purpose be added.

The substance of the proposition to be submitted by the Board of Directors with regard to the amendment to the Articles of Incorporation and the reasons therefor are set forth below.

Currently in Force		Proposed Amendment (underlined)		Reason for Amendment
Article 2. (Corporate purpose)		Article 2. (Corporate purpose)		The Company intends to add the business set forth under the Health Care Insurance Law in the corporate purpose so that hospitals which the Company operates can enter the business.
The purpose of the Company shall be to carry on the following businesses:		The purpose of the Company shall be to carry on the following businesses:
1. to 20. (omitted)		1. to 20. (omitted)
21.	Home health care support business under the Health Care Insurance Law and the operation of health care and nursing facilities.	21.	Home health care service business, home health care support business and the operation of health care and nursing facilities under the Health Care Insurance Law.
22.	Any and all businesses related to the foregoing items.	22.	Any and all businesses related to the foregoing items.

Article 5. (Method of giving public notices)		Article 5. (Method of giving public notices)		The Company intends to introduce electronic public notices pursuant to the Commercial Code as amended, which permits electronic public notices.
The public notices of the Company shall be given by publication in the Mainichi Shimbun and the Nihon Keizai Shimbun, both published in Tokyo.

The public notices of the Company shall be given by electronic public notices; provided, however, if the Company cannot give public notice by electronic public notices because of accidents or any other inevitable cause, the public notices shall be given by publication in the Nihon Keizai Shimbun.

Article 21. (Chairman of the Board) By resolution of the Board of Directors, a Chairman of the Board shall be selected.		Article 21. (Director to convene and preside over meetings of the Board of Directors)		The Company intends to substitute the provision of Director to convene and preside over the meetings of the Board of Directors for the provision of Chairman of the Board.
By resolution of the Board of Directors, a Director who convenes and presides over meetings of the Board of Directors shall be selected.

    Item No. 2 Election of 14 Directors due to expiration of the term of office of all Directors

Due to expiration at the close of this Meeting of the term of office of all the present Directors, it is proposed that 14 Directors be elected. The Company does not adopt cumulative voting in the election of Directors in accordance with the provision of the Articles of Incorporation of the Company.

All nominees listed below have agreed to take office as Directors assuming that they are elected at this Meeting.

No.	Name (Date of Birth)	Principal Occupation	Brief Biography		Share Ownership	Conflict of Interest
1	Etsuhiko Shoyama (Mar. 9, 1936)	Representative Executive Officer President, Chief Executive Officer and Director, Hitachi, Ltd.	4/1959	Joined Hitachi, Ltd.	shares
			6/1991	Director	108,000	None
			6/1993	Executive Managing Director
			6/1995	Senior Executive Managing Director
			6/1997	Executive Vice-President and Representative Director
			4/1999	President and Representative Director
			6/2003	Representative Executive Officer, President, Chief Executive Officer and Director

2	Yoshiki Yagi (Feb. 27, 1938)	Director, Hitachi, Ltd. (Standing member of Audit Committee)	4/1960	Joined Hitachi, Ltd.	102,000	None
			6/1991	Director
			6/1993	Executive Managing Director
			6/1997	Senior Executive Managing Director
			4/1999	Executive Vice President and Representative Director
			6/2003	Representative Executive Officer, Executive Vice President, Executive Officer and Director
			4/2004	Director

3	Kotaro Muneoka (Oct. 30, 1940)	Director, Hitachi, Ltd. (Standing member of Audit Committee)	4/1964	Joined Hitachi, Ltd.	58,000	None
			4/1999	Senior Vice President and Director
			4/2001	Director
			6/2001	Corporate Auditor
			6/2003	Director

4	Takashi Miyoshi (Sep. 25, 1947)	Senior Vice President, Executive Officer and Director, Hitachi, Ltd.	4/1970	Joined Hitachi, Ltd.	31,000	None
			4/2003	General Manager, Finance
			6/2003	Executive Officer
			4/2004	Senior Vice President and Executive Officer
			6/2004	Senior Vice President, Executive Officer and Director

5	Ginko Sato (Jul. 6, 1934)	Honorary President, Japan Association for the Advancement of Working Women Director, Hitachi, Ltd.	4/1958	Joined Ministry of Labour (currently Ministry of Health, Labour and Welfare)	26,000	None
			6/1985	Ministerial Councillor, Ministry of Labour
			1/1986	Director-General, Women’s Bureau, Ministry of Labour
			7/1990	Assistant Minister of Labour
			10/1991	Ambassador Extraordinary and Plenipotentiary of Japan to Kenya
			7/1995	Commissioner, Securities and Exchange Surveillance Commission
			7/1998	Chairperson, Securities and Exchange Surveillance Commission
			8/2001	President, Japan Association for the Advancement of Working Women
			6/2003	Director, Hitachi, Ltd.
			4/2005	Honorary President, Japan Association for the Advancement of Working Women

No.	Name (Date of Birth)	Principal Occupation	Brief Biography		Share Ownership	Conflict of Interest
6	Hiromichi Seya (Oct. 7, 1930)	Senior Corporate Advisor, Asahi Glass Company, Limited (“Asahi Glass”) Director, Hitachi, Ltd.	4/1954	Joined Asahi Glass	shares
			3/1985	Director	9,000	None
			3/1987	Managing Director
			3/1988	Representative Director Executive Vice President
			3/1990	Representative Director Senior Executive Vice President
			3/1992	Representative Director President
			6/1998	Representative Director Chairman & CEO
			6/2002	Representative Director Chairman of the Board
			6/2003	Director, Hitachi, Ltd.
			3/2004	Senior Corporate Advisor, Asahi Glass
7	Akira Chihaya (Mar. 6, 1935)	Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION (“NSC”) Representative Director and President, Tekko Kaikan Co., Ltd. Director, Hitachi, Ltd.	4/1957	Joined Yawata Iron & Steel Co., Ltd. (currently NSC)	4,000	Note (1)
			6/1987	Director
			6/1991	Managing Director
			6/1995	Representative Director and Executive Vice President
			4/1998	Representative Director and President
			4/2003	Representative Director and Chairman of the Board
			6/2003	Director, Hitachi, Ltd.
8	Toshiro Nishimura (Apr. 10, 1933)	Attorney at Law Director, Hitachi, Ltd.	4/1961	Member of the First Tokyo Bar Association	20,000	None
			5/1966	Senior Partner of Nishimura & Partners
			6/2003	Director, Hitachi, Ltd.
			1/2004	Founder, Senior Counsel, Nishimura & Partners
9	Isao Uchigasaki (Jan. 2, 1939)	Chairman of the Board, Hitachi Chemical Co., Ltd. (“Hitachi Chemical”) Hitachi Group Executive Officer and Director, Hitachi, Ltd.	4/1962	Joined Hitachi, Ltd.	12,000	None
			4/1963	Joined Hitachi Chemical
			6/1991	Board Director
			6/1993	Executive Managing Director
			6/1997	President and Representative Director
			4/2003	Chairman of the Board and Representative Director
			6/2003	Chairman of the Board
			4/2004	Hitachi Group Executive Officer, Hitachi, Ltd.
			6/2004	Hitachi Group Executive Officer and Director, Hitachi, Ltd.
10	Takashi Kawamura (Dec. 19, 1939)	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd. (“Hitachi Software Engineering”) Director, Hitachi, Ltd.	4/1962	Joined Hitachi, Ltd.	67,000	Note (2)
			6/1995	Director
			6/1997	Executive Managing Director
			4/1999	Executive Vice President and Representative Director
			4/2003	Director
			6/2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering

No.	Name (Date of Birth)	Principal Occupation	Brief Biography		Share Ownership	Conflict of Interest
11	Yoshiro Kuwata (Sep. 1, 1936)	Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation (“Hitachi High-Technologies”) Director, Hitachi, Ltd.	6/1961	Joined Hitachi, Ltd.	shares
			6/1993	Director	61,700	Note (3)
			6/1995	Executive Managing Director
			6/1997	Senior Executive Managing Director
			4/1999	Executive Vice President and Representative Director
			6/2003	Representative Executive Officer, Executive Vice President, Executive Officer and Director Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies
			4/2004	Director

12	Hiroshi Kuwahara (Nov. 23, 1935)	Chairman of the Board and Representative Executive Officer, Hitachi Maxell, Ltd. (“Hitachi Maxell”) Director, Hitachi, Ltd.	4/1960	Joined Hitachi, Ltd.	33,600	Note	(4)
			6/1989	Director
			6/1991	Executive Managing Director
			6/1993	Senior Executive Managing Director
			6/1995	Executive Vice-President and Representative Director
			6/1999	Vice Chairman of the Board and Representative Director
			1/2001	Executive member of Council for Science & Technology Policy, Cabinet Office Director
			1/2003	Vice Chairman of the Board and Representative Director
			4/2003	Director
			6/2003	Chairman of the Board and Representative Executive Officer, Hitachi Maxell

13	Masayoshi Hanabusa (Oct. 10, 1934)	Chairman of the Board, Hitachi Capital Corporation (“Hitachi Capital”) Director, Hitachi, Ltd.	4/1957	Joined Hitachi Sales Corporation	12,050	None
			8/1960	Joined Hitachi Credit Corporation (currently Hitachi Capital)
			6/1977	Director
			6/1983	Executive Managing Director
			6/1987	Senior Executive Managing Director
			6/1991	President and Representative Director
			6/2001	Chairman of the Board and Representative Director
			6/2003	Chairman of the Board Director, Hitachi, Ltd.

14	Ryuichi Seguchi (Nov. 19, 1933)	Chairman of the Board, Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction Machinery”)	4/1956	Joined Hitachi, Ltd.	10,000	None
			10/1970	Joined Hitachi Construction Machinery
			6/1981	Board Director
			6/1983	Executive Managing Director
			6/1989	Senior Executive Managing Director
			6/1993	Executive Vice President
			6/1997	President, Chief Executive Officer and Representative Director
			4/2003	Chairman of the Board and Representative Director
			6/2003	Chairman of the Board and Representative Executive Officer
			4/2005	Chairman of the Board

Notes:	(1)	Both NSC, for which Mr. Akira Chihaya serves as Representative Director and Chairman of the Board, and the Company conduct businesses in the area of power and industrial systems. Additionally, the Company has continuous transactions with NSC, including purchases of steel products of NSC through trading firms and sales of control systems and electric machinery to NSC. The amount of such transactions is negligible, in comparison to the whole business scale of both companies. The Company has no special interest in Tekko Kaikan Co., Ltd., for which Mr. Chihaya serves as Representative Director and President.

(2)	Both Hitachi Software Engineering, for which Mr. Takashi Kawamura serves as Representative Executive Officer, and the Company conduct businesses in the area of information & telecommunication systems. Additionally, the Company has continuous transactions with Hitachi Software Engineering, including purchases of software from Hitachi Software Engineering and sales of computers and components for computers to Hitachi Software Engineering. The two companies also have dealings with each other in the form of loans under the Hitachi Group’s centralized cash management system.
(3)	Both Hitachi High-Technologies, for which Mr. Yoshiro Kuwata serves as Representative Executive Officer, and the Company conduct businesses in the areas of sales of information systems and medical equipment, etc. Additionally, the Company has continuous transactions with Hitachi High-Technologies, including purchases of information system equipment and liquid crystal related components from Hitachi High-Technologies and sales of information system equipment and software to Hitachi High-Technologies. The two companies also have dealings with each other in the form of loans under the Hitachi Group’s centralized cash management system.
(4)	Both Hitachi Maxell, for which Mr. Hiroshi Kuwahara serves as Representative Executive Officer, and the Company conduct businesses in the area of digital media related products. Additionally, the Company has continuous transactions with Hitachi Maxell, including purchases of various types of information storage media from Hitachi Maxell and sales of components for computers to Hitachi Maxell. The two companies also have dealings with each other in the form of loans under the Hitachi Group’s centralized cash management system.
(5)	Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Toshiro Nishimura are nominees who fulfill the qualification requirements to be outside directors as provided for in Article 188.2.7-2 of the Commercial Code of Japan.

    Item No. 3 Issuance of stock acquisition rights for the purpose of granting stock options

To afford incentives to and raise the morale of the Directors, Executive Officers and employees to contribute to increasing the value of the Company, it is hereby proposed that the Company issue the stock acquisition rights without any consideration for the purpose of granting stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan.

The substance of the proposition to be submitted by the Board of Directors with regard to the issuance of stock acquisition rights is set forth below:

1. Qualified persons to be allocated the stock acquisition rights (the “Rights”)

Directors, Executive Officers and employees of the Company

2. Class and number of shares to be issued upon exercise of the Rights

Not more than 1,500,000 shares of the Company’s common stock (the “Common Stock”) in total.

In the event that the Company splits or consolidates its Common Stock, the number of shares to be issued upon exercise of the Rights shall be adjusted according to the following formula.

Number of shares after adjustment	=	Number of shares before adjustment	×	Ratio of stock split or consolidation

Any fraction less than one share derived in consequence of adjustment shall be rounded down to the nearest one share.

3. Total number of the Rights to be issued

Not more than 1,500 Rights in total. The number of shares to be issued upon exercise of each Right shall be 1,000, which shall be adjusted in accordance with the preceding provision.

4. Issue price of the Rights

No consideration shall be paid.

5. Amount to be paid upon exercise of the Rights

The amount to be paid per share upon exercise of the Rights (the “Exercise Price”) shall be 1.05 times of the market price (the “Market Price”), which is not lower of either (i) the average of the closing price (including indication of any bid or offer) of a Common Stock on the Tokyo Stock Exchange on each of the thirty consecutive trading days commencing on the forty-fifth trading day preceding the issue date (excluding the number of days on which no closing price is quoted) or (ii) the closing price of the issue date (or if no closing price is quoted on the issue date, the latest closing price before the issue date shall be applied). Any fraction less than one yen shall be rounded up to the nearest one yen.

In the event that the Company issues new shares or reissues its own shares at price less than the Market Price (excluding the issue of shares resulting from the exercise of the stock acquisition rights) after the issue date, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

				Number of shares already issued	+	Number of new shares to be issued	×	Amount to be paid per share

Exercise Price after adjustment	=	Exercise Price before adjustment	×			Market Price per share before issue

				Number of shares already issued	+	Number of new shares to be issued

In the above formula, the number of its own shares held by the Company shall be excluded from the number of shares already issued. In the case of the reissue of its own shares, “Number of new shares to be issued” means “Number of its own shares to be reissued” and “Market Price per share before issue” means “Market Price per share before reissue.”

Upon stock split or consolidation of Common Stocks, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1

Ratio of stock split or consolidation

6. Period during which the Rights may be exercised

The Rights will be exercisable within a three-year period following one year from the issue date.

7. Conditions for exercise of the Rights

(1)	In the event a person holding the Rights loses the position of Director, Executive Officer or employee of the Company, such person may exercise the Rights only within the succeeding six months of such event. In the event of the death of the person, the Rights expire immediately.

(2)	Other terms of exercising the Rights shall be subject to the provisions in granting agreement between the Company and each qualified person.

8. Cancellation of the Rights

The Company may acquire and cancel the Rights at any time without consideration.

9. Restriction on the transfer of the Rights

The approval by the Board of Directors of the Company shall be required for transfer of the Rights.

Reporting Matters

1. Business Report (from April 1, 2004 to March 31, 2005)

(1) Business Overview of Hitachi Group

Business Results

The Japanese economy was solid during the first half of the year under review but leveled off in the latter half as investment in digital product sectors came full cycle.

Against this economic backdrop, consolidated revenues rose 5% from the preceding year, to JPY9,027.0 billion. Operating income increased 51%, to JPY279.0 billion, owing to a strong performance by High Functional Materials & Components and good showings by construction machinery and other business sectors in Power & Industrial Systems. Income before income taxes and minority interests came to JPY264.5 billion, up 12% from the preceding year, and net income to JPY51.4 billion, up 224%.

Measures Taken

During the year under review, the Company on October 1, 2004 moved to ensure solid growth in the automotive products business by merging TOKICO LTD. (“TOKICO”) and Hitachi Unisia Automotive, Ltd., group companies operating in the engine system and drive control system sectors, into the Company. In addition, the Company, together with two other group companies, Shin-Kobe Electric Machinery Co., Ltd. and Hitachi Maxell, Ltd., established Hitachi Vehicle Energy, Ltd. as a joint-venture company for developing and manufacturing rechargeable lithium-ion batteries for hybrid electric vehicles and other applications.

The Company also responded to growing demand for flat panel TVs by joining Toshiba Corporation and Matsushita Electric Industrial Co., Ltd. in establishing IPS Alpha Technology, Ltd., a joint venture company focused on manufacture and marketing of liquid crystal display (“LCD”) panels, and also by in April 2005 making Fujitsu Hitachi Plasma Display Limited (“FHP”) a subsidiary of the Company through the acquisition of some of FHP’s stock previously held by Fujitsu Limited. Automatic teller machine (“ATM”) and other information equipment operations were consolidated with those of Omron Corporation (“Omron”) under a new company, Hitachi-Omron Terminal Solutions, Corp., established between the Company and Omron on October 1, 2004.

The Hitachi Group also stepped up its effort to become a “truly local company” in each geographical region of its operations. In October 2004, a former British Ambassador to Japan was appointed to represent the Hitachi Group in its relationship with the European community and customers in the region. In February 2005, the Company’s executive officers in charge of Hitachi group global business in North America and China were stationed in the United States and China to serve as the chiefs of the respective regional administration companies. Through such measures, the Hitachi Group continues to strengthen its ability to move forcefully ahead with locally led business development geared to the needs and priorities of each region. During October and November 2004, the “Hitachi Exhibition – China 2004” was held in Beijing, Shanghai and Guangzhou and succeeded in winning broad recognition of the Hitachi Group’s advanced capabilities and overall strength.

With consideration to the revised Japanese Patent Law that went into effect in April 2005, the Company made changes to its invention reward program in order to deepen employee understanding of the program’s purpose and promote still more vigorous research and development activities. The improved system is expected to add further impetus to the development of advanced technologies and help Hitachi maintain and improve its long-standing reputation as technology-oriented company.

Business Results by Industry Segment

[Revenues and Operating Income by Industry Segment]

(Billions of yen)

Industry Segment	Revenues			Operating Income
	Fiscal 2003(A)	Fiscal 2004(B)	(B)/(A)	Fiscal 2003(A)	Fiscal 2004(B)	(B)/(A)
Information & Telecommunication Systems	2,314.5	2,268.3	98%	69.9	67.7	97%
Electronic Devices	1,312.3	1,320.1	101%	30.4	37.0	122%
Power & Industrial Systems	2,297.9	2,515.3	109%	33.9	73.6	217%
Digital Media & Consumer Products	1,226.9	1,280.3	104%	6.9	8.6	125%
High Functional Materials & Components	1,297.0	1,504.3	116%	46.7	87.5	187%
Logistics, Services & Others	1,256.2	1,248.2	99%	0.5	9.8	1,840%
Financial Services	550.9	529.6	96%	22.3	31.0	139%
Subtotal	10,256.1	10,666.5	104%	210.9	315.5	150%
Eliminations & Corporate Items	(1,623.6)	(1,639.4)	—%	(26.0)	(364)	—%

Total	8,632.4	9,027.0	105%	184.8	279.0	151%

Notes:	(1)	The consolidated figures of the Company have been prepared in conformity with accounting principles generally accepted in the United States, while revenues and operating income by industry segment have been prepared in conformity with accounting principles generally accepted in Japan.
	(2)	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.
	(3)	Revenues by industry segment include intersegment transactions.
	(4)	The businesses of each segment are set out in “(2) Main Products and Services of Hitachi Group.”

[Information & Telecommunication Systems]

Revenues decreased 2% from the preceding year despite good results posted by outsourcing services, owing mainly to price declines experienced by servers, hard disk drives and related products. Although hard disk drives generated considerably more profit than in the preceding year, the gain was more than wiped out by lower profit levels in the software and services sector. Operating income therefore fell 3% from the preceding year, to JPY67.7 billion.

[Electronic Devices]

While liquid crystal displays turned stagnant in the second half owing to an abrupt market downturn, Hitachi High-Technologies Corporation made strong advances in semiconductor and liquid crystal product manufacturing equipment. Revenues increased 1% and operating income rose 22%, to JPY37.0 billion.

[Power & Industrial Systems]

Revenues rose 9% from the preceding year mainly because of the merger of TOKICO and the acquisition of Guangzhou Hitachi Elevator Co., Ltd., which conducts manufacture and services operations in elevators and escalators business, to make it a subsidiary. Operating income rose 117%, to JPY73.6 billion, due particularly to the strong performance of Hitachi Construction Machinery Co., Ltd.

[Digital Media & Consumer Products]

As a result of advances made by plasma TVs and LCD projectors, and the fact that white goods maintained year-earlier levels, revenues increased 4% and operating income rose 25%, to JPY8.6 billion.

[High Functional Materials & Components]

Brisk revenues in the automotive and electronic sectors buoyed results in companies in this segment. Revenues increased 16% and operating income rose 87%, to JPY87.5 billion.

[Logistics, Services & Others]

Revenues declined 1% from the preceding year. However, good showings by Hitachi Transport System, Ltd. and other companies boosted operating income to JPY9.8 billion, considerably higher than in the preceding year.

[Financial Services]

Revenues fell 4% from the preceding year. Operating income rose 39%, to JPY31.0 billion, mainly because of a profit posted in connection with the change of the pension system at Hitachi Capital Corporation.

Relationship with Subsidiaries and Affiliates

During the year under review, the Company acquired part of shares of Guangzhou Hitachi Elevator Co., Ltd., which became a consolidated subsidiary of the Company accordingly. On April 1, 2004, NEOMAX Co., Ltd. (former Sumitomo Special Metals Co., Ltd.) became a consolidated subsidiary of Hitachi Metals, Ltd. On October 1, 2004, the Company transferred all shares of Hitachi Printing Solutions, Ltd., which had been a consolidated subsidiary of the Company, to Ricoh Company, Ltd.

On November 15, 2004, Elpida Memory, Inc., an equity-method affiliate of the Company, listed its shares on the Tokyo Stock Exchange.

[Major Consolidated Subsidiaries of Hitachi, Ltd. (As of March 31, 2005)]

[Information & Telecommunication Systems]

- Hitachi Communication Technologies, Ltd.

- Hitachi Electronics Services Co., Ltd.

- Hitachi Information Systems, Ltd.

- Hitachi-Omron Terminal Solutions, Corp.

- Hitachi Software Engineering Co., Ltd.

- Hitachi Systems & Services, Ltd.

- Hitachi Computer Products (America), Inc.

- Hitachi Computer Products (Europe) S.A.S.

- Hitachi Data Systems Holding Corp.

- Hitachi Global Storage Technologies Netherlands B.V.

[Electronic Devices]

- Hitachi Displays, Ltd.

- Hitachi High-Technologies Corporation

- Hitachi Medical Corporation

- Hitachi Electronic Devices (USA), Inc.

- Hitachi Semiconductor Singapore Pte. Ltd.

[Power & Industrial Systems]

- Babcock-Hitachi Kabushiki Kaisha

- Hitachi Air Conditioning Systems Co., Ltd.

- Hitachi Building Systems Co., Ltd.

- Hitachi Construction Machinery Co., Ltd.

- Hitachi Engineering Co., Ltd.

- Hitachi Engineering & Services Co., Ltd.

- Hitachi Industrial Equipment Systems Co., Ltd.

- Hitachi Industries Co., Ltd.

- Hitachi Kiden Kogyo, Ltd.

- Hitachi Plant Engineering & Construction Co., Ltd.

- Hitachi Via Mechanics, Ltd.

- Japan Servo Co., Ltd.

- Guangzhou Hitachi Elevator Co., Ltd.

- Hitachi Automotive Products (USA), Inc.

[Digital Media & Consumer Products]

- Hitachi Home & Life Solutions, Inc.

- Hitachi Maxell, Ltd.

- Hitachi Media Electronics Co., Ltd.

- Hitachi Home Electronics (America), Inc.

- Shanghai Hitachi Household Appliances Co., Ltd.

[High Functional Materials & Components]

- Hitachi Cable, Ltd.

- Hitachi Chemical Co., Ltd.

- Hitachi Metals, Ltd.

[Logistics, Services & Others]

- Chuo Shoji, Ltd.

- Hitachi Life Corporation

- Hitachi Mobile Co., Ltd.

- Hitachi Transport System, Ltd.

- Nikkyo Create, Ltd.

- Hitachi America, Ltd.

- Hitachi Asia Ltd.

- Hitachi (China), Ltd.

- Hitachi Europe Ltd.

[Financial Services]

- Hitachi Capital Corporation

- Hitachi Insurance Services, Ltd.

Notes:	(1)	The total number of consolidated subsidiaries (including variable interest entities) pursuant to Article 2.1.25 of the Enforcement Regulations of the Commercial Code of Japan is 985 as of March 31, 2005.
	(2)	The number of equity-method affiliates is 167. The major equity-method affiliates are Casio Hitachi Mobile Communications Co., Ltd., Elpida Memory, Inc., Fujitsu Hitachi Plasma Display Limited, Hitachi Koki Co., Ltd., Hitachi Kokusai Electric Inc. and Renesas Technology Corp. (“Renesas”).
	(3)	Renesas is accounted for under the equity method by the Company as major decisions require consensus between the Company and Mitsubishi Electric Corporation in accordance with the joint venture agreement, although the Company owns more than 50% of voting rights of Renesas.
	(4)	Hitachi-Omron Terminal Solutions, Corp. was incorporated through corporate split to acquire the information equipment businesses such as ATMs operated by the Company and Omron on October 1, 2004.
	(5)	Hitachi Semiconductor Singapore Pte. Ltd. made a change in corporate name from Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd. on October 28, 2004.

(2) Main Products and Services of Hitachi Group (Fiscal 2004)

Industry Segment	Main Products and Services	Percentage to Total Revenues
Information & Telecommunication Systems	Systems Integration, Outsourcing Services, Software, Hard Disk Drives, Disk Array Subsystems, Servers, Mainframes, Personal Computers, Telecommunications Equipment, ATMs	21%

Electronic Devices	Liquid Crystal Displays, Semiconductor Manufacturing Equipment, Test and Measurement Equipment, Medical Electronics Equipment, Semiconductors	12%

Power & Industrial Systems	Nuclear Power Plants, Thermal Power Plants, Hydroelectric Power Plants, Industrial Machinery and Plants, Automotive Products, Construction Machinery, Elevators, Escalators, Railway Vehicles, Air-Conditioning Equipment	24%

Digital Media & Consumer Products	Optical Disk Drives, Televisions, LCD Projectors, Mobile Phones, Room Air Conditioners, Refrigerators, Washing Machines, Information Storage Media, Batteries	12%

High Functional Materials & Components	Wires and Cables, Copper Products, Semiconductor Materials, Circuit Boards and Materials, Organic and Inorganic Chemical Products, Synthetic Resin Products, LCD Materials, Specialty Steels, Magnetic Materials, Malleable Cast-Iron Products, Forged and Cast-Steel Products	14%

Logistics, Services & Others	General Trading, Logistics, Property Management	12%

Financial Services	Leasing, Loan Guarantees, Insurance Services	5%

(3) Capital Investment of Hitachi Group

Investment in new plant and equipment came to JPY959.5 billion, an increase of JPY143.0 billion from the preceding year. The total excluding investment in leasing assets and the like was JPY382.1 billion. This amount was accounted for chiefly by investment in hard disk drive manufacturing and development facilities, facilities for increasing LCD production, and facilities for increasing production of automotive equipment and components. A breakdown of capital investment by industry segment is shown below.

(Billions of yen)

Industry Segment	Amount
Information & Telecommunication Systems	103.0
Electronic Devices	47.0
Power & Industrial Systems	98.3
Digital Media & Consumer Products	38.4
High Functional Materials & Components	75.5
Logistics, Services & Others	31.1
Financial Services	591.3
Subtotal	984.8
Eliminations & Corporate Items	(25.2)

Total	959.5

Note:	The figures above include JPY577.4 billion of investment in assets to be leased. This mainly includes the investment relating to leasing business in the Financial Services segment.

(4) Research and Development of Hitachi Group

Expenditures on research and development during the year amounted to JPY388.6 billion, which is equivalent to 4.3% of consolidated revenues. While the Hitachi Group is focusing R&D resources on main businesses such as hard disk drives and storage solutions, it is also forcefully pursuing leading-edge research aimed at finding and cultivating new technologies to support the Hitachi Group’s future core businesses. Notable achievements included the development of the world’s smallest sensor net terminal, which is capable of using sensors to gather information regarding human movement, temperature and moisture change in real time and transmitting it over a wireless network. The technology is expected to find diverse applications in fields such as building security, healthcare, and logistics. A breakdown of R&D expenditures by industry segment is shown below.

(Billions of yen)

Industry Segment	Amount
Information & Telecommunication Systems	164.7
Electronic Devices	47.3
Power & Industrial Systems	78.5
Digital Media & Consumer Products	32.1
High Functional Materials & Components	43.3
Logistics, Services & Others	5.3
Financial Services	2.3
Corporate Items	14.6

Total	388.6

(5) Capital Raising Activity of Hitachi Group

By means of syndicated loan agreements, the Company financed a total of JPY170.0 billion to be used as funds for, among other purposes, redeeming the company’s 7th issue of unsecured convertible bonds that were due for redemption in September 2004. On October 19, 2004, the Company issued JPY100.0 billion in bonds with stock acquisition rights by private offering to raise funds for upfront investment, including investment in facilities and R&D for maintaining the medium-to-long term growth of the Hitachi Group. On June 4, 2004, Hitachi Construction Machinery Co., Ltd. issued 20 million new shares of stock (issue price of JPY1,273 per share) by public offering.

Main Sources of Borrowings of the Company

(As of March 31, 2005)

Creditor	Balance of Borrowings	Shares Owned by Creditor
Nippon Life Insurance Company	10.0 billion yen	100,630,195 shares
The Dai-Ichi Mutual Life Insurance Company	10.0 billion yen	75,992,222 shares
Meiji Yasuda Life Insurance Company	10.0 billion yen	49,492,818 shares
Sumitomo Life Insurance Company	10.0 billion yen	5,456,000 shares

Note:	In addition to the figures shown above, the Company owes JPY170.0 billion of borrowings by means of syndicated loan agreements.

(6) Problems Facing Hitachi Group

Management’s assessment of the future business environment is that the Japanese economy can be expected to experience a slowdown in exports and investment in new plant and equipment and that difficult circumstances are likely to continue for sometime to follow.

However, the Hitachi Group will not be deterred by this harsh outlook for fiscal 2005, the final year of the current medium-term management plan, the “i.e.Hitachi Plan II,” and is firmly committed to improving profitability through implementation of measures for coping with business risks and profit depressing factors and still more intense and effective cost cutting efforts. In addition, the following key measures will be pursued for ensuring the medium-to-long term growth and development of the Hitachi Group.

-	The Hitachi Group Headquarters established during the year under review to coordinate Group management will play a central role in ensuring that cost reduction and other concrete benefits are realized through centralization of operations common to the whole Group, as well as in building a strong business portfolio that exploits the strengths of the Hitachi Group to the utmost.

-	Systems for promoting the Hitachi Group’s global strategies will be upgraded with focus on the North American, European, Chinese and other Asian markets to reinforce the ability of local regions to formulate regional strategies, including strategies in response to market trends and various risks.

-	Efforts will be made to further leading-edge R&D for creating future core businesses of the Hitachi Group, to reinforce fundamental technologies for improving productivity and quality and lowering costs, and to pass down hands-on skills and techniques in manufacturing quality.

-	In order to ensure fair presentation of financial statements, the ongoing Hitachi Group-wide initiative to rebuild internal control systems by, for example, upgrading existing internal systems and committing work procedures to writing, will be pursued in greater depth, and activities will be undertaken to thoroughly instill a strong awareness of the importance of corporate social responsibility (CSR) throughout the Hitachi Group both in Japan and overseas. Group-wide measures will also be taken to enhance protection of personal information.

-	Priority will be placed on maximizing corporate value from the long-term perspective by further reinforcing corporate governance, and, for enabling defensive action should outside threats to corporate value arise, measures that make possible a fair and unbiased response will be examined for introduction, also keeping legal and other regulatory reforms in mind.

(7) Five-year Summary

Consolidated Basis

				(Billions of yen)

Fiscal Year	2000	2001	2002	2003	2004
Revenues	8,416.9	7,993.7	8,191.7	8,632.4	9,027.0
Operating Income	342.3	-117.4	152.9	184.8	279.0
Income Before Income Taxes and Minority Interests	323.6	-586.0	96.8	237.1	264.5
Net Income	104.3	-483.8	27.8	15.8	51.4
Net Income per Share (Basic) (yen)	31.27	-144.95	8.31	4.81	15.53
Net Income per Share (Diluted) (yen)	30.32	—	8.19	4.75	15.15
Total Assets	11,246.6	9,915.6	10,179.3	9,590.3	9,736.2

Notes:	(1)	The consolidated figures shown above have been prepared in conformity with accounting principles generally accepted in the United States.
	(2)	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.
	(3)	In fiscal 2001, the semiconductor, display, telecommunications equipment and electronics related product businesses experienced a severe decline in demand and markedly weaker prices. In addition, other reductions were incurred owing mainly to the special termination benefits under an early retirement benefit system. In combination, these factors produced a large amount of loss.
	(4)	In fiscal 2002, the Company posted net income, reversing a net loss, due to the restructuring measures taken in the preceding fiscal year.
	(5)	In fiscal 2003, income before income taxes and minority interests increased sharply due mainly to the improvement of operating income and gain on sale of investments in securities.

Unconsolidated Basis

				(Billions of yen)

Fiscal Year	2000	2001	2002	2003	2004
Orders Received	3,812.6	3,193.5	2,984.8	2,369.9	2,495.8
Revenues	4,015.8	3,522.2	3,112.4	2,488.8	2,597.4
Operating Income	98.5	-84.7	53.7	7.5	-5.6
Ordinary Income	56.0	-81.6	52.0	20.1	22.2
Net Income	40.1	-252.6	28.2	40.1	10.3
Net Income per Share (Basic) (yen)	12.02	-75.68	8.38	12.14	3.12
Net Income per Share (Diluted) (yen)	12.01	—	—	12.14	3.12
Total Assets	4,119.2	3,923.1	3,825.0	3,708.3	3,752.5

Notes:	(1)	In fiscal 2001, the semiconductor, display and telecommunications equipment businesses experienced a severe decline in demand and markedly weaker prices. In addition, extraordinary losses were incurred owing mainly to the special termination benefits under an early retirement benefit system. In combination, these factors produced a large amount of loss.
	(2)	In fiscal 2002, revenues decreased from the preceding fiscal year, including due to transfer of several businesses to the subsidiaries, while income increased from the preceding fiscal year.
	(3)	In fiscal 2003, revenues decreased sharply from the preceding fiscal year due primarily to the corporate split of system LSI and other semiconductor operations and hard disk drive business from the Company.
	(4)	In fiscal 2004, the Company posted an operating loss due to deterioration in profitability of its main business sectors. Net income substantially decreased from the preceding fiscal year due to posting an extraordinary loss, which includes impairment loss on shares of an affiliated company engaging in plasma display panel operations and restructuring charges relating to digital media product business in Japan.
	(5)	Net income per share is calculated for fiscal 2000 based on total number of shares issued at year-end, for fiscal 2001 based on total number of shares issued at year-end less number of treasury stocks, and since fiscal 2002 based on total average number of shares issued less average number of treasury stocks during the fiscal year.

(8) Directors and Executive Officers (As of March 31, 2005)

Directors

Name	Position	Committee Membership	Principal Position outside the Company
Tsutomu Kanai	Chairman of the Board	Chairman of Nominating Committee Chairman of Compensation Committee	—

Etsuhiko Shoyama	Director	Nominating Committee Compensation Committee	—

Yoshiki Yagi	Director	Chairman of Audit Committee	—

Kotaro Muneoka	Director	Audit Committee	—

*Takashi Miyoshi	Director	—	—

Ginko Sato	Director	Nominating Committee Audit Committee	President, Japan Association for the Advancement of Working Women

Hiromichi Seya	Director	Nominating Committee Audit Committee Compensation Committee	Senior Corporate Advisor, Asahi Glass Company, Limited

Akira Chihaya	Director	Compensation Committee	Representative Director and Chairman of the Board, NIPPON STEEL CORPORATION

Toshiro Nishimura	Director	Nominating Committee Audit Committee Compensation Committee	Attorney at Law

*Isao Uchigasaki	Director	—	Chairman of the Board, Hitachi Chemical Co., Ltd.

Takashi Kawamura	Director	—	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.

Yoshiro Kuwata	Director	—	Chairman of the Board and Representative Executive Officer, Hitachi High-Technologies Corporation

Hiroshi Kuwahara	Director	—	Chairman of the Board and Representative Executive Officer, Hitachi Maxell, Ltd.

Masayoshi Hanabusa	Director	—	Chairman of the Board, Hitachi Capital Corporation

Notes:	(1)	The Directors marked with * were newly elected and assumed their positions at the 135th Ordinary General Meeting of Shareholders on June 24, 2004.
	(2)	Mr. Shigemichi Matsuka retired due to expiration of his term of office at the close of the 135th Ordinary General Meeting of Shareholders on June 24, 2004.
	(3)	Directors, Ms. Ginko Sato, Mr. Hiromichi Seya, Mr. Akira Chihaya and Mr. Toshiro Nishimura are outside Directors who fulfill the qualification requirements as provided for in Article 188.2.7-2 of the Commercial Code of Japan.

Executive Officers

Name	Position	Responsibilities
*Etsuhiko Shoyama	Representative Executive Officer President and Chief Executive Officer	Overall management

Katsukuni Hisano	Representative Executive Officer Executive Vice President and Executive Officer	Automotive systems business

Isao Ono	Representative Executive Officer Executive Vice President and Executive Officer	Sales operations, information & telecommunication systems business and digital media business

Michiharu Nakamura	Representative Executive Officer Executive Vice President and Executive Officer	Research & development, business incubation and corporate export regulation

Masaharu Sumikawa	Representative Executive Officer Executive Vice President and Executive Officer	Power & industrial systems business and production engineering

Kazuo Furukawa	Senior Vice President and Executive Officer	Information & telecommunication systems business

Hiroaki Nakanishi	Senior Vice President and Executive Officer	Hitachi group global business (North America)

Takashi Hatchoji	Senior Vice President and Executive Officer	Hitachi group legal and corporate communications, corporate auditing and human resources

*Takashi Miyoshi	Senior Vice President and Executive Officer	Finance and corporate pension system

Takuya Tajima	Senior Vice President and Executive Officer	Sales operations

Shigeharu Mano	Vice President and Executive Officer	Power systems business

Kazuhiro Mori	Vice President and Executive Officer	Industrial systems business

Yoshito Tsunoda	Vice President and Executive Officer	Urban planning and development systems business

Manabu Shinomoto	Vice President and Executive Officer	Platform and network systems business

Kazuhiro Tachibana	Vice President and Executive Officer	Digital media business

Taiji Hasegawa	Vice President and Executive Officer	Automotive systems business

Junzo Kawakami	Vice President and Executive Officer	Automotive systems business (suspensions and brakes)

Minoru Tsukada	Vice President and Executive Officer	Hitachi group global business (China)

Makoto Ebata	Vice President and Executive Officer	Hitachi group strategy and Hitachi group global business

Iwao Hara	Vice President and Executive Officer	Human resources

Shozo Saito	Vice President and Executive Officer	Power systems engineering

Yasuo Sakuta	Executive Officer	Intellectual property

Takao Suzuki	Executive Officer	Sales operations (Chugoku area)

Koichiro Nishikawa	Executive Officer	Business development

Masahiro Hayashi	Executive Officer	Sales operations (Kansai area)

*Isao Uchigasaki	Hitachi Group Executive Officer	Hitachi group overall strategy

Notes:	(1)	Mr. Kazuhiro Tachibana and Mr. Isao Uchigasaki were newly elected as Vice President and Executive Officer and Hitachi Group Executive Officer, respectively, at the Board of Directors meeting on March 11, 2004 and assumed their positions on April 1, 2004.
	(2)	Mr. Junzo Kawakami was newly elected as Vice President and Executive Officer at the Board of Directors meeting on June 24, 2004 and assumed the position on October 1, 2004.
	(3)	Mr. Masaharu Sumikawa became an Executive Vice President and Executive Officer from an Executive Officer on October 1, 2004. Mr. Takuya Tajima became a Senior Vice President and Executive Officer from a Vice President and Executive Officer on October 1, 2004. Mr. Shozo Saito became a Vice President and Executive Officer from an Executive Officer on October 1, 2004.
	(4)	The responsibilities of some Executive Officers were changed on February 1, 2005 as follows: the responsibilities of Mr. Hiroaki Nakanishi were changed to Hitachi group global business (North America) from Hitachi group global business and business development; the responsibilities of Mr. Minoru Tsukada were changed to Hitachi group global business (China) from sales operations (Kansai area); the responsibilities of Mr. Masahiro Hayashi were changed to sales operations (Kansai area) from system solutions business; and Hitachi group global business was added to the responsibilities of Mr. Makoto Ebata.
	(5)	The Executive Officers marked with * concurrently hold the position of Director.

The Company changed management members, effective April 1, 2005. New Executive Officers are as follows:

Executive Officers (As of April 1, 2005)

Name	Position	Responsibilities
Etsuhiko Shoyama	Representative Executive Officer President and Chief Executive Officer	Overall management

Isao Ono	Representative Executive Officer Executive Vice President and Executive Officer	Sales operations and information & telecommunication systems business

Michiharu Nakamura	Representative Executive Officer Executive Vice President and Executive Officer	Research & development and business incubation

Masaharu Sumikawa	Representative Executive Officer Executive Vice President and Executive Officer	Power & industrial systems business, automotive systems business and production engineering

Kazuo Furukawa	Representative Executive Officer Executive Vice President and Executive Officer	Information & telecommunication systems business, digital media business, Hitachi group global business, corporate export regulation and business development

Hiroaki Nakanishi	Senior Vice President and Executive Officer	Hitachi group global business (North America)

Takashi Hatchoji	Senior Vice President and Executive Officer	Hitachi group legal and corporate communications, corporate auditing and human resources

Takashi Miyoshi	Senior Vice President and Executive Officer	Finance and corporate pension system

Takuya Tajima	Senior Vice President and Executive Officer	Sales operations

Shigeharu Mano	Vice President and Executive Officer	Power systems business

Kazuhiro Mori	Vice President and Executive Officer	Industrial systems business

Kunihiko Ohnuma	Vice President and Executive Officer	Urban planning and development systems business

Manabu Shinomoto	Vice President and Executive Officer	System solutions business and platform and network systems business

Kazuhiro Tachibana	Vice President and Executive Officer	Digital media business

Taiji Hasegawa	Vice President and Executive Officer	Automotive systems business

Junzo Kawakami	Vice President and Executive Officer	Automotive systems business (suspensions and brakes)

Minoru Tsukada	Vice President and Executive Officer	Hitachi group global business (China)

Masahiro Hayashi	Vice President and Executive Officer	Sales operations (Kansai area)

Makoto Ebata	Vice President and Executive Officer	Hitachi group strategy and Hitachi group global business

Iwao Hara	Vice President and Executive Officer	Human resources

Shozo Saito	Vice President and Executive Officer	Power systems engineering

Yasuo Sakuta	Executive Officer	Intellectual property

Takao Suzuki	Executive Officer	Sales operations (Chugoku area)

Koichiro Nishikawa	Executive Officer	Business development

Isao Uchigasaki	Hitachi Group Executive Officer	Hitachi group overall strategy

(9) Compensation for Directors and Executive Officers

Policy on the Determination of Compensation of Directors and Executive Officers

(a) Matters relating to both Directors and Executive Officers

Compensation will be commensurate with the ability required of, and the responsibilities to be borne by, the Company’s Directors and Executive Officers, taking into consideration compensation packages at other companies.

(b) Matters relating to Directors

Compensation for Directors will consist of a monthly salary, a year-end allowance and a retirement allowance.

-	Monthly salary will be decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position.

-	Year-end allowance will be a pre-determined amount equivalent to about twenty percent of the Director’s annual income based on monthly salary, although this amount may be reduced depending on Company performance.

-	Retirement allowance will be an amount payable on retirement that is determined based on monthly salary and years of service (total years of service in the case of a Director who has served multiple terms as a Director) (the “Director’s Basic Retirement Amount”).

A Director concurrently serving as an Executive Officer will not be paid compensation as a Director.

(c) Matters relating to Executive Officers

Compensation for Executive Officers will consist of a monthly salary, a performance-linked component and a retirement allowance.

-	Monthly salary will be decided by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment.

-	The performance-linked component will be set within a range equivalent to about thirty percent of the Executive Officer’s annual income, adjusted based on Company and individual performance.

-	Retirement allowance will be an amount payable on retirement. The amount will be determined by adding to an amount set in accordance with the position held at retirement, an amount based on the monthly salary of previous positions held over the course of the person’s career and years of service in such positions (total years in each position, in the event of multiple periods in the same position) (the “Executive Officer’s Basic Retirement Amount”).

(d) Miscellaneous

-	In accordance with a resolution of the 134th Ordinary General Meeting of Shareholders of the Company held on June 25, 2003, the amount of retirement allowance for a Director or Executive Officer who was a Director or Corporate Auditor prior to the close of the Meeting will include an allowance corresponding to the person’s period of service as a Director or Corporate Auditor before the adoption of the Committee System.

-	Retirement allowance may, through an assessment, be supplemented for distinguished service by an amount equivalent to up to thirty percent of the Director’s Basic Retirement Amount or Executive Officer’s Basic Retirement Amount. Depending on the circumstances, each such Basic Retirement Amount may also be reduced.

-	In addition to the above, stock options may be granted as an incentive to increase corporate value.

Amount of Compensation Paid to Directors and Executive Officers in Fiscal 2004

(a) Amount paid to Directors and Executive Officers in office after adoption of the Committee System

	Remuneration		Year-end Allowance and Performance-linked Component		Retirement Allowance
	Number	Amount paid (millions of yen)	Number	Amount paid (millions of yen)	Number	Amount paid (millions of yen)
Directors (Outside Directors)	12 (4)	233 (60)	10 (4)	41 (6)	1 (—)	7 (—)
Executive Officers	26	618	30	292	4	177

Total	38	851	40	334	5	184

Notes:	(1)	The number of Directors who received remuneration and year-end allowance excludes three Directors who serve concurrently as Executive Officers.
	(2)	The number of Executive Officers who received performance-linked component includes seven Executive Officers who retired in the preceding year.
	(3)	All of the Executive Officers who received retirement allowance are Executive Officers who retired in the preceding year.
	(4)	Figures of Directors include those of outside Directors.

(b) Amount paid to Directors and Corporate Auditors in office before adoption of the Committee System

	Bonus		Retirement Allowance
	Number	Amount paid (millions of yen)	Number	Amount paid (millions of yen)
Directors	6	22	2	123
Corporate Auditors	—	—	1	20

Total	6	22	3	144

Note:	The bonus was paid to Directors who were in office during the period April 1, 2003 to June 25, 2003.

(10) Employees of Hitachi Group (As of March 31, 2005)

Industry Segment	Number of Employees	Change from the end of the preceding year
Information & Telecommunication Systems	90,173	+466
Electronic Devices	25,943	+806
Power & Industrial Systems	84,602	+8,178
Digital Media & Consumer Products	31,302	-119
High Functional Materials & Components	55,032	+6,507
Logistics, Services & Others	28,706	+422
Financial Services	4,084	-72
Corporate	3,230	+8

Total (the Company)	323,072 (38,537)	+16,196 (+3,824)

Notes:	(1)	The total number of employees of Hitachi Group including part-time employees was 347,424.
	(2)	Figures in the parentheses represent the figures for the Company. The total number of employees of the Company including part-time employees was 41,069.

(11) Major Facilities of Hitachi Group (As of March 31, 2005)

Major Facilities of the Company

Location
Head Office	Tokyo (Chiyoda-ku)

R&D	Tokyo (Chiyoda-ku, Kokubunji), Ibaraki (Hitachi, Hitachinaka), Saitama (Hatoyama), Kanagawa (Yokohama, Kawasaki)

Manufacturing, Design and Engineering	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Ome), Ibaraki (Hitachi, Hitachinaka), Saitama (Kawagoe), Kanagawa (Yokohama, Atsugi, Ebina, Odawara, Kawasaki, Hadano), Aichi (Toyokawa), Yamaguchi (Kudamatsu)

Sales and Area Operations	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku), Hokkaido Area Operation (Sapporo), Tohoku Area Operation (Sendai), Kanto Area Operation (Tokyo), Yokohama Area Operation (Yokohama), Hokuriku Area Operation (Toyama), Chubu Area Operation (Nagoya), Kansai Area Operation (Osaka), Chugoku Area Operation (Hiroshima), Shikoku Area Operation (Takamatsu), Kyushu Area Operation (Fukuoka)

Note:	The Company moved its Head Office to Marunouchi, Chiyoda-ku, Tokyo on September 27, 2004.

Locations of the Company’s Major Consolidated Subsidiaries

Name	Location
Babcock-Hitachi Kabushiki Kaisha	Minato-ku, Tokyo
Chuo Shoji, Ltd.	Chiyoda-ku, Tokyo
Hitachi Air Conditioning Systems Co., Ltd.	Minato-ku, Tokyo
Hitachi Building Systems Co., Ltd.	Chiyoda-ku, Tokyo
Hitachi Cable, Ltd.	Chiyoda-ku, Tokyo
Hitachi Capital Corporation	Minato-ku, Tokyo
Hitachi Chemical Co., Ltd.	Shinjuku-ku, Tokyo
Hitachi Communication Technologies, Ltd.	Shinagawa-ku, Tokyo
Hitachi Construction Machinery Co., Ltd.	Bunkyo-ku, Tokyo
Hitachi Displays, Ltd.	Mobara, Chiba
Hitachi Electronics Services Co., Ltd.	Yokohama, Kanagawa
Hitachi Engineering Co., Ltd.	Hitachi, Ibaraki
Hitachi Engineering & Services Co., Ltd.	Hitachi, Ibaraki
Hitachi High-Technologies Corporation	Minato-ku, Tokyo
Hitachi Home & Life Solutions, Inc.	Minato-ku, Tokyo
Hitachi Industrial Equipment Systems Co., Ltd.	Chiyoda-ku, Tokyo
Hitachi Industries Co., Ltd.	Adachi-ku, Tokyo
Hitachi Information Systems, Ltd.	Shibuya-ku, Tokyo
Hitachi Insurance Services, Ltd.	Chiyoda-ku, Tokyo
Hitachi Kiden Kogyo, Ltd.	Amagasaki, Hyogo
Hitachi Life Corporation	Hitachi, Ibaraki
Hitachi Maxell, Ltd.	Ibaraki, Osaka
Hitachi Media Electronics Co., Ltd.	Mizusawa, Iwate
Hitachi Medical Corporation	Chiyoda-ku, Tokyo
Hitachi Metals, Ltd.	Minato-ku, Tokyo
Hitachi Mobile Co., Ltd.	Shinagawa-ku, Tokyo
Hitachi-Omron Terminal Solutions, Corp.	Shinagawa-ku, Tokyo
Hitachi Plant Engineering & Construction Co., Ltd.	Chiyoda-ku, Tokyo
Hitachi Software Engineering Co., Ltd.	Yokohama, Kanagawa
Hitachi Systems & Services, Ltd.	Minato-ku, Tokyo
Hitachi Transport System, Ltd.	Koto-ku, Tokyo
Hitachi Via Mechanics, Ltd.	Ebina, Kanagawa
Japan Servo Co., Ltd.	Chiyoda-ku, Tokyo
Nikkyo Create, Ltd.	Chiyoda-ku, Tokyo
Guangzhou Hitachi Elevator Co., Ltd.	China
Hitachi America, Ltd.	U.S.A.
Hitachi Asia Ltd.	Singapore
Hitachi Automotive Products (USA), Inc.	U.S.A.
Hitachi (China), Ltd.	China
Hitachi Computer Products (America), Inc.	U.S.A.
Hitachi Computer Products (Europe) S.A.S.	France
*Hitachi Data Systems Holding Corp.	U.S.A.
Hitachi Electronic Devices (USA), Inc.	U.S.A.
Hitachi Europe Ltd.	U.K.
*Hitachi Global Storage Technologies Netherlands B.V.	Netherlands
Hitachi Home Electronics (America), Inc.	U.S.A.
Hitachi Semiconductor Singapore Pte. Ltd.	Singapore
Shanghai Hitachi Household Appliances Co., Ltd.	China

Note:	The companies marked with * are holding companies; their major operating companies are located in the United States.

(12) Summary of Resolution of Board of Directors on Performance of Functions of Audit Committee

(a)	Board of Directors Office (the “Office”) shall be established as an organization devoted solely to supporting each Committee, including the Audit Committee, as well as the Board of Directors. The Office shall be staffed by three or more employees not subject to instructions or orders of Executive Officers. The Corporate Auditing and Legal & Corporate Communications departments shall also provide support to the Board of Directors and each Committee.

(b)	In order to ensure the independence of the Office personnel from the Executive Officers, the Audit Committee shall be informed in advance of planned transfers of the Office personnel and may request the Executive Officer in charge of human resources management to alter such plans, when necessary.

(c)	An Executive Officer or employee shall report without delay to Audit Committee members in connection with matters prescribed by law and the matters set forth below:

-	the content of an Executive Officer’s decision regarding an important matter that will affect the Company as a whole,

-	the result of an internal audit conducted by the responsible departments, and

-	the status of reporting under the internal report system maintained by the Executive Officers.

(d)	Records regarding decisions of an Executive Officer shall be prepared and preserved in accordance with the Company’s regulations.

(e)	Each relevant department shall establish regulations and guidelines, conduct training, prepare and distribute manuals, and carry out other such measures with respect to risks associated with legal issues and compliance thereof, the environment, disasters, product quality, export control and other pertinent matters. When it becomes necessary to respond to a new risk, an Executive Officer shall be promptly appointed to deal with the issue. A system enabling employees to report directly to the Directors shall be established.

(f)	The business management system set forth below is to be used to continuously monitor risks arising in the course of business and to facilitate the efficient execution by Executive Officers of their responsibilities.

-	The Senior Executive Committee comprising principal Executive Officers shall deliberate on important issues that affect the Company as a whole to facilitate the formulation of decisions based on the due consideration of the diverse factors coloring such issues.

-	In order to boost market competitiveness through the committed pursuit of profitability and by setting clearly defined goals, numerical targets shall be set for the Company as a whole and each business group and incorporated into the fiscal budget. The targets shall be used as the reference base for performance management.

-	Internal audits shall be conducted to monitor and identify the status of business operations and to facilitate improvements. In order to ensure strict compliance with its regulatory requirements, the Company has put in place a number of committees.

-	The Audit Committee shall receive the audit plans of the accounting auditors in advance to facilitate the monitoring of the accounting auditors and ensure that these auditors are not influenced by Executive Officers. The prior approval of the Audit Committee shall be required with respect to the fees to the accounting auditors and non-audit services.

(13) Fees to the Company’s Accounting Auditors (Fiscal 2004)

(Millions of yen)

Category	Amount
Total fees by the Company and its subsidiaries	1,030
Audit fees by the Company and its subsidiaries under Article 2, paragraph 1 of the Certified Public Accountants Law	874
Audit fees by the Company (*)	178

Note:	The column marked with * includes fees for audits under applicable securities exchange laws.

(14) Common Stock (As of March 31, 2005)

Authorized	10,000,000,000 shares
Issued	3,368,126,056 shares
Capital Stock	JPY282,033,991,613
Number of Shares per Unit	1,000 shares

Issued in Fiscal 2004

	Number of Shares Issued (shares)	Capital Stock Increased (yen)
Issued on Conversion of Convertible Bonds	1,180	1,000,640

The Company did not cancel any of its own shares in fiscal 2004.

Shareholders Composition

Class of Shareholders	Number of Shareholders	Number of Shares Owned (shares)	Ownership (%)
Financial Institution and Securities Firm	483	939,684,401	27.90
Individual	428,569	1,066,529,626	31.67
Foreign Investor	1,067	1,228,531,088	36.47
Other	4,034	133,310,623	3.96
Government and Municipality	4	70,318	0.00

Total	434,157	3,368,126,056	100.00

10 Largest Shareholders

	Shareholder’s Equity in the Company		The Company’s Equity in Shareholder Concerned
Name	Number of Shares Owned	Ownership	Number of Shares Owned	Ownership
	shares	%	shares	%
NATS CUMCO	216,030,050	6.41	—	—
The Master Trust Bank of Japan, Ltd.	194,452,000	5.77	—	—
Japan Trustee Services Bank, Ltd.	172,379,000	5.12	—	—
The Chase Manhattan Bank, N.A. London	149,190,746	4.43	—	—
State Street Bank and Trust Company	146,737,849	4.36	—	—
Nippon Life Insurance Company	100,630,195	2.99	—	—
Hitachi Employees’ Shareholding Association	91,625,952	2.72	—	—
The Dai-Ichi Mutual Life Insurance Company	75,992,222	2.26	—	—
Trust & Custody Services Bank, Ltd.	59,499,000	1.77	—	—
Meiji Yasuda Life Insurance Company	49,492,818	1.47	—	—

Note:	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

Acquisition, Disposition and Possession by the Company of Its Own Shares in Fiscal 2004

Acquisition

Class	Number of Shares (shares)	Aggregate Acquisition Prices (yen)
Common Stock	12,381,894	8,136,707,283

Note:	During fiscal 2004, the Company did not purchase any of its own shares pursuant to the resolution on the acquisition of its own shares at the 134th Ordinary General Meeting of Shareholders or resolution of the Board of Directors under Article 7 of the Company’s Articles of Incorporation.

Disposition

Class	Number of Shares (shares)	Aggregate Disposition Prices (yen)
Common Stock	45,942,645	34,071,235,302

Possession (As of March 31, 2005)

Class	Number of Shares (shares)
Common Stock	36,549,222

(15) Stock Acquisition Rights

Issued Stock Acquisition Rights (As of March 31, 2005)

Category	Stock Acquisition Rights as Stock Options	Stock Acquisition Rights as Bonds with Stock Acquisition Rights
Number of Stock Acquisition Rights Issued	1,963	20,000

Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	1,963,000 shares of the Company’s common stock (The number of shares to be issued upon exercise of each stock acquisition right shall be 1,000.)	99,108,026 shares of the Company’s common stock

Issue Price of Stock Acquisition Rights	No consideration	No consideration

Notes:	(1)	The number of stock acquisition rights as stock options and number of shares to be issued upon exercise of stock acquisition rights excludes expired stock acquisition rights pursuant to the conditions for exercise of stock acquisition rights.
	(2)	The number of shares to be issued upon exercise of stock acquisition rights which were issued as bonds with stock acquisition rights is calculated based on the conversion price as of March 31, 2005.
	(3)	In addition to the stock acquisition rights shown above, the Company issues subscription rights for the purpose of granting stock options pursuant to Article 280-19.1 of the former Commercial Code of Japan. The number of shares to be issued upon exercise of these subscription rights is 728,000 shares of the Company’s common stock.

Stock Acquisition Rights Issued to Persons Other Than Shareholders with Special Favorable Conditions in Fiscal 2004

Name of Stock Acquisition Rights	Hitachi, Ltd. 2nd Stock Acquisition Rights	Hitachi, Ltd. 3rd Stock Acquisition Rights
Issue Date of Stock Acquisition Rights	July 29, 2004	October 1, 2004

Number of Stock Acquisition Rights Issued	1,237	41

Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	1,237,000 shares of the Company’s common stock (The number of shares to be issued upon exercise of each stock acquisition right shall be 1,000.)	41,000 shares of the Company’s common stock (The number of shares to be issued upon exercise of each stock acquisition right shall be 1,000.)

Issue Price of Stock Acquisition Rights	No consideration	No consideration

Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY782 per share	JPY705 per share

Period during Which Stock Acquisition Rights May Be Exercised	From July 30, 2005 to July 29, 2008	From October 2, 2005 to October 1, 2008

Conditions for Exercise of Stock Acquisition Rights

(1)    In the event a person holding the stock acquisition rights loses the position of Director, Executive Officer or employee of the Company, such person may exercise the stock acquisition rights only within the succeeding six months of such event. In the event of the death of the person, the stock acquisition rights expire immediately.

(2) Other terms of exercising the stock acquisition rights shall be subject to the provisions in granting agreement between the Company and each qualified person.

Cancellation of Stock Acquisition Rights	The Company may acquire and cancel the stock acquisition rights at any time without consideration.

Special Favorable Conditions	The Company issued the stock acquisition rights without any consideration for granting stock options.

Note:	The issues of the stock acquisition rights shown above were resolved at the Board of Directors meetings on July 29, 2004 and September 24, 2004, respectively, in accordance with the resolution at the 135th Ordinary General Meeting of Shareholders on June 24, 2004.

Directors and Executive Officers to Whom Stock Acquisition Rights Were Allocated

Name	Number of Stock Acquisition Rights
Tsutomu Kanai	30
Etsuhiko Shoyama	30
Yoshiki Yagi	30
Kotaro Muneoka	30
Takashi Miyoshi	30
Ginko Sato	30
Hiromichi Seya	30
Akira Chihaya	30
Toshiro Nishimura	30
Isao Uchigasaki	30
Takashi Kawamura	30
Yoshiro Kuwata	30
Hiroshi Kuwahara	30
Masayoshi Hanabusa	30
Katsukuni Hisano	25
Isao Ono	25
Michiharu Nakamura	25
Kazuo Furukawa	20
Hiroaki Nakanishi	20
Takashi Hatchoji	20
Takuya Tajima	15
Shigeharu Mano	15
Kazuhiro Mori	15
Yoshito Tsunoda	15
Manabu Shinomoto	15
Kazuhiro Tachibana	15
Taiji Hasegawa	15
Minoru Tsukada	15
Makoto Ebata	15
Iwao Hara	15
Masaharu Sumikawa	12
Shozo Saito	12
Yasuo Sakuta	12
Takao Suzuki	12
Koichiro Nishikawa	12
Masahiro Hayashi	12
Junzo Kawakami	8

Certain Employees etc. to Whom Stock Acquisition Rights Were Allocated (10 Largest)

Name	Number of Stock Acquisition Rights
Keisuke Ogawa	15
Toshihiko Odaka	15
Yoshiharu Obata	15
Fumiyuki Kobayashi	15
Akira Tonomura	15
Jun Naruse	15
Hiroyuki Fukuyama	15
Masahiro Maeda	15
Yuzo Inakazu	10
Yoshiyuki Imoto	10

Stock Acquisition Rights Issued to Certain Employees etc.

Category	Number of Stock Acquisition Rights	Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Number of Person
Employees of the Company	493	493,000 shares of the Company’s common stock	48

Directors and Executive Officers of the Company’s Affiliated Companies	—	—	—

Corporate Auditors and Audit Committee Members of the Company’s Affiliated Companies	—	—	—

Employees of the Company’s Affiliated Companies	—	—	—

2. Consolidated Balance Sheets

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2003 (As of March 31, 2004)
	(Millions of yen)
(Assets)
Current assets	5,338,835	5,219,942
Cash and cash equivalents	708,715	764,396
Short-term investments	146,568	177,949
Trade receivables
Notes	132,572	142,802
Accounts	2,065,194	2,043,727
Investment in leases	526,759	451,753
Inventories	1,198,955	1,123,406
Other current assets	560,072	515,909
Investments and advances	894,851	908,962
Property, plant and equipment	2,357,931	2,232,862
Land	436,308	419,846
Buildings	1,740,057	1,690,096
Machinery and equipment	5,222,157	4,899,239
Construction in progress	57,291	49,011
Less accumulated depreciation	(5,097,882)	(4,825,330)
Other assets	1,144,630	1,228,556
Total assets	9,736,247	9,590,322

(Liabilities)
Current liabilities	4,064,546	3,911,054
Short-term debt	676,611	623,816
Current installments of long-term debt	506,863	559,647
Trade payables
Notes	62,855	67,581
Accounts	1,246,401	1,220,033
Accrued expenses	843,022	797,935
Income taxes	61,789	78,438
Advances received	247,586	216,544
Other current liabilities	419,419	347,060
Long-term debt	1,319,032	1,314,102
Retirement and severance benefits	1,033,005	1,273,509
Other liabilities	90,781	124,710
Total liabilities	6,507,364	6,623,375
(Minority interests)
Minority interests	921,052	798,816
(Stockholders’ equity)
Common stock	282,033	282,032
Capital surplus	565,360	551,690
Legal reserve and retained earnings	1,779,198	1,760,435
Legal reserve	110,214	109,163
Retained earnings	1,668,984	1,651,272
Accumulated other comprehensive loss	(301,524)	(393,864)
Treasury stock, at cost	(17,236)	(32,162)
Total stockholders’ equity	2,307,831	2,168,131
Total liabilities, minority interests and stockholders’ equity	9,736,247	9,590,322

Notes:

(1)	Basis of presentation

The consolidated financial statements presented herein, under Article 179.1 of the Enforcement Regulations of the Commercial Code of Japan, have been prepared in a manner which is necessary to conform them with accounting principles generally accepted in the United States of America. However, under the above provision, some descriptions and notes required under the accounting principles generally accepted in the United States of America are omitted.

(2)	Inventories
Finished goods, semi-finished goods and work-in-process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method. Raw materials: Lower of cost or market. Cost is generally determined by the moving average method.
(3)	Investments in securities
The Company accounts for investments in securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities: Amortized cost.

Trading securities: Fair value, with unrealized gains and losses included in earnings. Cost is determined by the moving average method.

Available-for-sale securities: Fair value, with unrealized gains and losses reported in other comprehensive income. Cost is determined by the moving average method.

(4)	Depreciation of fixed assets
Property, plant and equipment: Principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method.
Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Software for internal use: Capitalized and amortized on a straight-line basis over their estimated useful lives.

(5)	The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” Unrecognized transition assets, unrecognized prior service benefit and cost, and unrecognized actual gains and losses are amortized using the straight-line method over the average remaining service period of active employees.
(6)	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.
(7)	Goodwill and other intangible assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement.

Intangible assets with finite useful lives are amortized over their respective estimated useful lives and are tested for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

(8)	The doubtful amount deducted from monetary receivables is JPY54,375 million.
(9)	Deferred tax assets included in “other current assets” and “other assets” are JPY295,532 million and JPY460,721 million, respectively. Deferred tax liabilities included in “other current liabilities” and “other liabilities” are JPY3,011 million and JPY25,754 million, respectively.
(10)	Accumulated other comprehensive loss of JPY301,524 million includes: loss on foreign currency exchange adjustments of JPY90,904 million, loss on minimum pension liability adjustments of JPY242,672 million, net unrealized holding gain on available-for-sale securities of JPY32,996 million and net losses on derivatives of JPY944 million.
(11)	Collateralized assets: Cash and cash equivalents of JPY117 million, short-term investments of JPY247 million, other current assets of JPY1,833 million, investments and advances of JPY112 million, land of JPY7,437 million, buildings of JPY9,053 million and machinery and equipment of JPY5,910 million.

In addition to the above, common stocks of subsidiaries with fair market value of JPY1,614 million are collateralized.

(12)	Notes discounted	JPY4,853 million
	Notes endorsed	JPY6,644 million
	Guarantees	JPY579,762 million

3. Consolidated Statements of Operations

	Years ended March 31
	2005	2004
	(Millions of yen)
Revenues	9,027,043	8,632,450
Cost of sales	6,961,270	6,710,154

Gross profit	2,065,773	1,922,296
Selling, general and administrative expenses	1,786,718	1,737,433

Operating income	279,055	184,863
Other income	86,408	161,170
Interest income	13,413	12,808
Dividends income	5,971	6,352
Other	67,024	142,010
Other deductions	100,957	108,884
Interest charges	29,057	30,855
Impairment losses for long-lived assets	26,797	26,085
Restructuring charges	33,307	28,613
Other	11,796	23,331

Income before income taxes and minority interests	264,506	237,149
Income taxes	149,990	198,655

Income before minority interests	114,516	38,494
Minority interests	63,020	22,618

Net income	51,496	15,876

Notes:

(1)	Income taxes of JPY149,990 million includes current tax expense of JPY104,680 million and deferred tax expense of JPY45,310 million.
(2)	Net income per share JPY15.53

4. Consolidated Statements of Cash Flows (Supplementary Information)

	Years ended March 31
	2005	2004
	(Millions of yen)
1. Cash flows from operating activities
Net income	51,496	15,876
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	425,080	436,053
Deferred income taxes	45,310	77,056
Loss on disposal of rental assets and other property	15,202	13,274
(Increase) Decrease in receivables	103,246	(187,545)
Increase in inventories	(95,191)	(67,026)
Increase (Decrease) in payables	(53,785)	145,234
Other	73,998	170,481

Net cash provided by operating activities	565,356	603,403

2. Cash flows from investing activities
Decrease in short-term investments	47,179	10,035
Capital expenditures	(368,896)	(289,753)
Purchase of rental assets, net	(443,570)	(384,197)
Proceeds from sale of investments and subsidiaries’ common stock, net	51,221	190,716
Collection of investment in leases	301,614	340,376
Other	(114,536)	(134,590)

Net cash used in investing activities	(526,988)	(267,413)

3. Cash flows from financing activities
Decrease in interest-bearing debt	(39,166)	(320,477)
Dividends paid to stockholders	(34,815)	(19,961)
Dividends paid to minority stockholders of subsidiaries	(16,671)	(13,714)
Other	(8,777)	(20,283)

Net cash used in financing activities	(99,429)	(374,435)

4. Effect of exchange rate changes on cash and cash equivalents	5,380	(25,330)

5. Net decrease in cash and cash equivalents	(55,681)	(63,775)

6. Cash and cash equivalents at beginning of year	764,396	828,171

7. Cash and cash equivalents at end of year	708,715	764,396

Note:	In this fiscal year, the Company classified the effect of net change in inventory-related receivables from financial services as “Cash flows from operating activities” in place of “Cash flows from investing activities.” The reclassification has also been made to the presentation of the prior year’s consolidated statement of cash flows.

5. Unconsolidated Balance Sheets

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2003 (As of March 31, 2004)
	(Millions of yen)
(ASSETS)
CURRENT ASSETS	1,860,523	1,909,420
Cash	195,463	265,201
Notes receivable	8,500	10,936
Accounts receivable	654,044	585,880
Marketable securities	6,218	3,319
Money held in trust	64,592	82,902
Finished goods	41,035	37,523
Semi-finished goods	52,387	52,343
Raw materials	34,766	36,610
Work in process	154,685	167,920
Advances paid	36,121	34,068
Short-term loan receivables	356,508	370,390
Deferred tax assets	109,698	86,903
Others	154,268	182,020
Allowance for doubtful receivables	(7,768)	(6,600)
FIXED ASSETS	1,891,998	1,798,964
Tangible fixed assets	333,804	291,048
Buildings	124,920	114,145
Structures	13,129	11,507
Machinery	95,377	62,666
Vehicles	244	193
Tools and equipment	55,791	56,736
Land	41,232	43,840
Construction in progress	3,107	1,958
Intangible fixed assets	185,575	153,039
Software	101,523	106,753
Railway and public utility installation	705	729
Others	83,346	45,556
Investments and others	1,372,618	1,354,876
Investments in affiliated companies	1,072,717	1,048,965
Other marketable securities of affiliated companies	287	—
Investments in securities	162,794	145,334
Long-term loan receivables	7,551	5,606
Deferred tax assets	96,883	123,516
Others	32,393	31,816
Allowance for doubtful receivables	(10)	(361)

TOTAL ASSETS	3,752,522	3,708,385

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2003 (As of March 31, 2004)
	(Millions of yen)
(LIABILITIES)

CURRENT LIABILITIES	1,776,593	1,819,420
Trade accounts payable	619,376	624,281
Short-term debt	26,331	21,641
Commercial paper	30,000	20,000
Current installments of debentures	200,000	218,470
Other accounts payable	58,971	57,695
Accrued expenses	191,164	152,135
Advances received from customers	143,222	148,711
Deposits received	473,112	557,928
Warranty reserve	17,392	8,668
Reserve for exhibition at The 2005 World Exposition, Aichi, Japan	2,685	—
Others	14,338	9,888
FIXED LIABILITIES	610,272	515,584
Debentures	190,000	280,000
Long-term debt	224,533	54,428
Accrued pension liability	158,539	127,372
Reserve for loss on repurchasing computers	12,949	21,260
Reserve for exhibition at The 2005 World Exposition, Aichi, Japan	—	1,790
Others	24,250	30,734
TOTAL LIABILITIES	2,386,866	2,335,005

(STOCKHOLDERS’ EQUITY)

CAPITAL STOCK	282,033	282,032
CAPITAL SURPLUS	281,644	268,756
Capital reserve	268,709	268,708
Others	12,934	47
Gain on disposition of treasury stock	12,934	47
RETAINED EARNINGS	784,484	823,768
Earned surplus reserve	70,438	70,438
Voluntary reserve	684,491	684,444
Reserve for software program development	25,708	30,610
Reserve for special depreciation	792	1,843
Reserve for advanced depreciation of fixed assets	304	—
Special reserve	657,685	651,990
Unappropriated retained earnings	29,554	68,885

UNREALIZED HOLDING GAINS ON SECURITIES	36,607	30,983
TREASURY STOCK	(19,114)	(32,162)
TOTAL STOCKHOLDERS’ EQUITY	1,365,655	1,373,379

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	3,752,522	3,708,385

Notes:

(1)	Inventories
Finished goods, semi-finished goods and work in process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.
Raw materials: Lower of cost or market. Cost is determined by the moving average method.
(2)	Securities and money held in trust
Investments in affiliated companies are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in “Unrealized Holding Gains On Securities.” The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.
Money held in trust is stated at fair value.
(3)	Depreciation of tangible fixed assets
Buildings: Straight-line method.
Other tangible fixed assets: Declining-balance method.
Accumulated depreciation of tangible fixed assets: JPY976,082 million
(4)	Depreciation of intangible fixed assets
Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.
Other intangible fixed assets: Straight-line method.
(5)	Accrued pension liability is provided for employees’ retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets as of March 31, 2005.
Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years. Unrecognized net assets at transition transferred on October 1, 2004, when the Company merged Hitachi Unisia Automotive, Ltd., are amortized by straight-line method over 15 years.
Prior service cost is amortized by the straight-line method over the estimated average remaining service years of employees.
Unrecognized actual gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from the next fiscal year.
(6)	Reserve for exhibition at The 2005 World Exposition, Aichi, Japan is based on Article 43 of the Enforcement Regulations of the Commercial Code of Japan.
(7)	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.
(8)	Short-term receivables from affiliated companies	JPY730,422 million
	Long-term receivables from affiliated companies	JPY9,127 million
	Short-term payables to affiliated companies	JPY952,619 million
	Long-term payables to affiliated companies	JPY2,300 million
(9)	The difference between acquisition cost and carrying cost of other securities in “Total Stockholders’ Equity,” under Article 124.3 of the Enforcement Regulations of the Commercial Code of Japan, amounted to JPY38,723 million.
(10)	Rights to subscribe for new shares of the Company under Article 280-19.1 of the former Commercial Code of Japan

Class	Number of shares to be issued	Issue price per share	Issue period
Common Stock	184,000 shares	JPY1,451	7/27/2001 — 7/26/2005
Common Stock	544,000 shares	JPY1,270	8/4/2002 — 8/3/2006

(11)	In addition to the capitalized fixed assets, as significant equipment, the Company utilizes application software and computer manufacturing equipment under the lease arrangements.
(12)	Guarantees JPY49,115 million
(13)	The Company adopted the “Accounting Standard on Impairment of Fixed Assets” (Business Accounting Council, August 9, 2002) and the Guideline for Applying the Accounting Standard No. 6, “Guideline for Applying Accounting Standard on Impairment of Fixed Assets” (Accounting Standards Board of Japan, October 31, 2003) in fiscal 2004. Consequently, net income before income taxes for fiscal 2004 decreased by JPY19,882 million.

6. Unconsolidated Statements of Operations

	Years ended March 31
	2005	2004
	(Millions of yen)
Revenues	2,597,496	2,488,873
Cost of sales	2,096,204	1,999,740

Gross profit on sales	501,292	489,132

Selling, general and administrative expenses	506,986	481,584

Operating income and loss	(5,694)	7,548

Non-operating income	87,863	61,569
Interest and dividends	77,422	52,641
Others	10,441	8,927
Non-operating expenses	59,886	48,934
Interest	11,007	12,089
Others	48,878	36,844

Ordinary income	22,282	20,183

Extraordinary gain	63,140	68,891
Gain on sale of affiliated companies’ common stock	41,874	—
Gain on sale of investments in securities	11,895	—
Gain on sale of land	9,369	7,029
Gain on sale of affiliated companies’ common stock and investments in securities	—	61,861
Extraordinary loss	66,140	10,155
Extraordinary loss on restructuring charges	46,258	—
Loss on impairment of assets	19,882	—
Impairment loss on investments and securities	—	10,155

Net income before income taxes	19,281	78,918
Income taxes
Current	(6,961)	(61,207)
Deferred	15,898	100,014

Net income	10,344	40,111
Unappropriared retained earnings at the beginning of the period	37,348	37,695
Interim dividends paid	18,138	9,894
Transferred retained earnings associated with corporate split	—	972

Unappropriated retained earnings at the end of the period	29,554	68,885

Notes:

(1)	Extraordinary loss on restructuring charges of JPY46,258 million relates mainly to an impairment loss on shares held in Fujitsu Hitachi Plasma Display Limited, an affiliated company engaging in plasma display panel operations, and expenses associated with the implementation of measures such as business reorganization, realignment and streamlining to restructure digital media operations in Japan. The figure consists of JPY36,856 million of loss on restructuring of affiliated companies and JPY7,564 million of special termination benefits, etc.
(2)	Loss on impairment of assets
(i)	Summary of long-lived assets or group of long-lived assets which recognized impairment loss

Use	Category	Location
Long-lived assets to be held and used	Land, buildings, software, etc.	Suminoe-ku, Osaka Ebina, Kanagawa Other
Long-lived assets to be sold	Land, building, machinery, tools and equipment	Tsuzuki-ku, Yokohama Iwaki, Fukushima Suminoe-ku, Osaka
Long-lived assets to be abandoned	Land, building, machinery, tools and equipment	Totsuka-ku, Yokohama Kokubu, Kagoshima

(ii)	Reason to recognize loss on impairment of assets

The Company recognized the impairment loss because: irrecoverable amounts for entity-wide long-lived assets that are now designated for leasing are estimated; market price of long-lived assets to be abandoned and long-lived assets to be sold declines; irrecoverable amounts for investments in some long-lived assets to be held and used are estimated due to declining of profitability.

(iii)	Amount of impairment loss

Buildings	JPY6,535 million
Machinery	JPY191 million
Tools and equipment	JPY616 million
Land	JPY11,740 million
Software	JPY703 million
Other	JPY94 million
Total	JPY19,882 million

(iv)	Method of grouping long-lived assets

Grouping of assets are principally based on either division or place of business.

(v)	Calculation method of recoverable amounts

Calculation of recoverable amounts for long-lived assets to be held and used is based on net sales price or value in use, whichever higher, and the discount rate for calculating value in use ranges from 3.5% to 6.5%. Calculation of recoverable amounts for long-lived assets to be abandoned and long-lived assets to be sold is based on net sales price.

(3)	Sales to affiliated companies	JPY881,688 million
	Purchases from affiliated companies	JPY1,590,920 million
	Non-operating transactions with affiliated companies	JPY117,222 million
(4)	Net income per share	JPY3.12

7. Appropriation of Retained Earnings

Appropriation of Retained Earnings

Yen
Unappropriated retained earnings at the end of the period	29,554,751,659
Reversal of reserve for software program development	5,427,624,794
Reversal of reserve for special depreciation	258,237,366
Reversal of reserve for advanced depreciation of fixed assets	304,787,158
Reversal of special reserve	20,000,000,000
Total	55,545,400,977
Unappropriated retained earnings disposed of:
Cash dividends (JPY5.50 per share)	18,323,672,587
Unappropriated retained earnings carried forward to the following period	37,221,728,390

Notes:
(1)	The amount of cash dividends is calculated after deducting 36,549,222 shares of treasury stock.
(2)	Reserve for software program development, reserve for special depreciation and reserve for advanced depreciation of fixed assets are made in accordance with the Special Taxation Measurement Law.

Policy and Reasons of Appropriation of Retained Earnings

The Company’s dividend policy is to ensure the stable growth of dividends and to ensure the availability of sufficient internal funds for capital investment and R&D that are essential for maintaining competitiveness and improving profitability based on the Company’s medium- and long-term business plans. The Company believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. Such action will be taken by the Company based on a consideration of market conditions, its future capital requirement and other relevant factors.

For the 136th business term, the Company decided to pay the year-end dividend of 5.5 yen per share, taking into account various factors including its financial position, profit level and payout ratio, etc. The Company considers that it has enough funds for the planned capital investment and R&D in its focusing businesses and that the equity ratio keeps targeted level, although net income on unconsolidated basis sharply declined from the preceding year.

The Company paid the interim dividend of 5.5 yen per share on December 7, 2004.

8. Transcript of Accounting Auditors’ Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 18, 2005

To	Mr. Etsuhiko Shoyama, President and Chief Executive Officer

Hitachi, Ltd.

Ernst & Young ShinNihon

Shitei Shain

Gyomu Shikko Shain CPA Hideo Doi

Shitei Shain

Gyomu Shikko Shain CPA Yoshikazu Aoyagi

Shitei Shain

Gyomu Shikko Shain CPA Naomitsu Hirayama

We have audited the consolidated balance sheet and the consolidated statement of operations of Hitachi, Ltd. for the 136th business year ended March 31, 2005 for the purpose of reporting under Article 21-32, paragraph 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinion thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the consolidated financial statements or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinion. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion, the above consolidated financial statements fairly present the financial position and the results of operations of the Company and its consolidated subsidiaries in conformity with related laws, regulations and the Articles of Incorporation of the Company.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

9. Transcript of Audit Committee’s Audit Report on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Audit Committee of the Company, audited the consolidated balance sheet and the consolidated statement of operations of the Company (hereinafter referred to as the “Consolidated Financial Statements”) during the 136th business term from April 1, 2004 to March 31, 2005. As a result, we hereby report as follows:

1. Method of Audit in Outline

We monitored and examined, in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee, the Consolidated Financial Statements, by receiving reports or hearing from the Executive Officers, etc. and from the Company’s Accounting Auditors.

2. Result of Audit

We are of the opinion that the method and results of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon, are appropriate.

May 19, 2005

Audit Committee, Hitachi, Ltd.
Yoshiki Yagi (Standing)
Kotaro Muneoka (Standing)
Ginko Sato
Hiromichi Seya
Toshiro Nishimura

Note:	Ms. Ginko Sato, Mr. Hiromichi Seya and Mr. Toshiro Nishimura are outside Directors who fulfill the qualification requirements as provided for in the proviso clause of Article 21-8.4 of the the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha (hereinafter referred to as the “Special Exceptions Law”)

10. Transcript of Accounting Auditors’ Audit Report on Unconsolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 18, 2005

To	Mr. Etsuhiko Shoyama, President and Chief Executive Officer

Hitachi, Ltd.

Ernst & Young ShinNihon

Shitei Shain

Gyomu Shikko Shain CPA Hideo Doi

Shitei Shain

Gyomu Shikko Shain CPA Yoshikazu Aoyagi

Shitei Shain

Gyomu Shikko Shain CPA Naomitsu Hirayama

We have audited the balance sheet, the statement of operations, the business report, the statement of proposed appropriation of retained earnings, and the related schedules of Hitachi, Ltd. for the 136th business year ended March 31, 2005 for the purpose of reporting under Article 21-26, paragraph 4 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha. With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accounting records of the Company and subsidiaries. Management of the Company is responsible for preparing such financial statements and their supporting schedules and our responsibility is to express our opinions thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the financial statements and their supporting schedules or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinions. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion,

(1)	the balance sheet and the statement of operations fairly present the financial position and the results of operations of the Company in conformity with related laws, regulations and the Articles of Incorporation of the Company; as stated in the note 13 to the balance sheet as of March 31, 2005, the Company adopted the “Accounting Standard on Impairment of Fixed Assets” (Business Accounting Council, August 9, 2002) and the Guideline for Applying the Accounting Standard No. 6, “Guideline for Applying Accounting Standard on Impairment of Fixed Assets” (Accounting Standards Board of Japan, October 31, 2003) from this fiscal year; this change is appropriate, as an adoption of the above Accounting Standard is permitted from the fiscal year ended March 31, 2004,

(2)	the business report, as far as the accounting data included such report are concerned, presents fairly the status of the Company in conformity with related laws, regulations and the Articles of Incorporation of the Company,

(3)	the statement of proposed appropriation of retained earnings has been prepared in conformity with related laws, regulations and the Articles of Incorporation of the Company, and

(4)	the supporting schedules, as far as the accounting data included in such schedules are concerned, have nothing to be pointed out pursuant to the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

11. Transcript of Audit Committee’s Audit Report on Unconsolidated Financial Statements

AUDIT REPORT

We, the Audit Committee of the Company, audited the performance by Directors and Executive Officers of their duties during the 136th business term from April 1, 2004 to March 31, 2005. As a result, we hereby report as follows:

1. Method of Audit in Outline

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the “Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha” (hereinafter referred to as the “Special Exceptions Law”) and Article 193 of the Enforcement Regulations of the Commercial Code of Japan and the system in general concerning the internal control of the Company established thereunder, and in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee and in collaboration with the relevant departments, attended important meetings, received reports or heard from the Directors, Executive Officers, etc. on matters concerning the execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, and received reports or heard from the subsidiaries on their business operations and made investigation into the state of their activities and property when necessary. In addition, we received from the Company’s Accounting Auditors reports on and accounts of their audit and examined the financial statements and the supporting schedules based on such reports and accounts.

With respect to competitive transactions by Directors or Executive Officers, transactions involving conflicting interests between Directors or Executive Officers and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its shares, etc., we, in addition to the aforementioned method of audit, required Directors or Executive Officers, etc. to render reports on and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of Audit

We are of the opinion:

(1)	that the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the Special Exceptions Law and Article 193 of the Enforcement Regulations of the Commercial Code of Japan are appropriate;

(2)	that the method and results of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon are proper;

(3)	that the business report fairly presents the state of the Company in accordance with the law, regulations and the Articles of Incorporation;

(4)	that the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(5)	that the supporting schedules fairly present the matters to be stated therein and contain nothing to be pointed out; and

(6)	that in connection with the performance by Directors or Executive Officers of their duties, including the subsidiaries’ affairs, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.

With respect to competitive transactions by Directors or Executive Officers, transactions involving conflicting interests between Directors or Executive Officers and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its shares, etc., we find no breach by Directors and Executive Officers of their duties.

May 19, 2005

Audit Committee, Hitachi, Ltd.
Yoshiki Yagi (Standing)
Kotaro Muneoka (Standing)
Ginko Sato
Hiromichi Seya
Toshiro Nishimura

Note:	Ms. Ginko Sato, Mr. Hiromichi Seya and Mr. Toshiro Nishimura are outside Directors who fulfill the qualification requirements as provided for in the proviso clause of Article 21-8.4 of the Special Exceptions Law.

(Supplementary Information on Consolidated Basis)

Percentage to Total Revenues and Operating Income by Industry Segment

	Year ended March 31, 2005
	Revenues	Operating Income
Information & Telecommunication Systems	21%	21%
Electronic Devices	12	12
Power & Industrial Systems	24	23
Digital Media & Consumer Products	12	3
High Functional Materials & Components	14	28
Logistics, Services & Others	12	3
Financial Services	5	10

Total	100%	100%

Note:	The calculation of the percentage to total revenues and operating income by industry segment is on the basis including intersegment transactions and excluding corporate items and eliminations.

Revenues by Market

	Years ended March 31
	2004(A)	2005(B)		(B) / (A)
	(Billions of yen)		Percentage to total
Domestic revenues	5,654.8	5,749.6	64%	102%
Overseas revenues
Asia	1,212.8	1,406.8	15	116
North America	873.2	901.8	10	103
Europe	655.8	709.7	8	108
Other Areas	235.6	258.9	3	110
Subtotal	2,977.5	3,277.4	36	110

Total	8,632.4	9,027.0	100	105

Five-Year Summary

	Years ended March 31
	2001	2002	2003	2004	2005
	(Billions of yen)
Overseas revenues	2,625.6	2,549.1	2,645.2	2,977.5	3,277.4
Percentage to total revenues	31%	32%	32%	34%	36%
Capital investment (excluding leasing assets)	541.1	414.1	328.4	296.1	382.1
Capital investment (leasing assets)	429.9	442.1	459.0	520.3	577.4
R&D expenditure	435.5	415.4	377.1	371.8	388.6
Stockholders’ equity per share (yen)	857	690	551	657	693
Return on equity	3.6%	-18.7%	1.3%	0.8%	2.3%

Note:	The calculation of the return on equity is based on the average of the stockholders’ equity at the beginning and at the end of each fiscal year.

(Translation)

Hitachi, Ltd.

VOTING RIGHT CARD

I hereby exercise my voting right as indicated below in respect of the proposals put forward at the 136th Ordinary General Meeting of Shareholders of Hitachi, Ltd. to be held on June 24, 2005. In the event of any continuation or adjournment of the General Meeting, my voting right shall be exercised in accordance with my intentions as signified by my entries herein.

Date: June    , 2005

Registered seal

Number of voting rights held*

*	A shareholder is entitled to one voting right per 1,000 shares.

Item No. 1	On the proposal by the Board of Directors	FOR	AGAINST

Item No. 2	On the proposal by the Board of Directors (Except for the nominee(s) at right) ( )	FOR	AGAINST

Item No. 3	On the proposal by the Board of Directors	FOR	AGAINST

Notes:	-	The absence of a “FOR” or “AGAINST” indication in respect of any proposal will be treated by Hitachi, Ltd. as an affirmative vote.
	-	With respect to Item No. 2, if you wish to disapprove any of the nominees, please mark “FOR” and write the nominee’s number assigned to the person concerned in the parentheses provided. The nominees’ numbers are provided in the Agenda in the Notice of the Ordinary General Meeting of Shareholders.

DETACH HERE

Please read the following before filling the Voting Right Card.

1.	If you wish to attend the General Meeting of Shareholders, please bring the Voting Right Card with you on the day and present it at the entrance to the meeting hall.

2.	If you do not wish to attend the General Meeting of Shareholders, please circle “FOR” or “AGAINST” in the column of each item, affix your seal in the space provided, detach and mail the card so as to be received by Hitachi, Ltd. on or before June 23, 2005.

Reference number of shareholder

Number of shares held

Number of shares in the share-register

Number of shares in the beneficiaries’ record